SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2006

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2006 AND 2005
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%
s01	TOTAL ASSETS	63,028,128	100%	48,127,252	100%

s02	CURRENT ASSETS	55,220,468	88%	40,714,703	85%
s03	CASH AND SHORT-TERM INVESTMENTS	29,350,965	47%	21,139,438	44%
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,796,567	30%	14,448,363	30%
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,556,895	4%	1,229,840	3%
s06	INVENTORIES	3,154,017	5%	2,842,882	6%
s07	OTHER CURRENT ASSETS	1,362,024	2%	1,054,180	2%
s08	LONG-TERM	1,470,939	2%	1,191,833	2%
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	—	0%	—	0%
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED	1,470,939	2%	1,191,833	2%
	SUBSIDIARIES AND ASSOCIATES	—	0%	—	0%
s11	OTHER INVESTMENTS	—	0%	—	0%
s12	PROPERTY, PLANT AND EQUIPMENT	5,416,832	9%	5,351,928	11%
s13	LAND AND BUILDINGS	3,515,585	6%	3,486,285	7%
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	349,520	1%	326,514	1%
s15	OTHER EQUIPMENT	5,769,473	9%	5,757,291	12%
s16	ACCUMULATED DEPRECIATION	(4,217,746)	-7%	(4,218,162)	-9%
s17	CONSTRUCTION IN PROGRESS	—	0%	—	0%
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	919,889	1%	868,788	2%
s19	OTHER ASSETS	—	0%	—	0%

s20	TOTAL LIABILITIES	50,564,915	100%	38,944,303	100%

s21	CURRENT LIABILITIES	42,726,948	84%	31,970,659	82%
s22	SUPPLIERS	4,213,935	8%	3,769,504	10%
s23	BANK LOANS	88,151	0%	—	0%
s24	STOCK MARKET LOANS	292,226	1%	1,048,476	3%
s25	TAXES PAYABLE	140,301	0%	87,333	0%
s26	OTHER CURRENT LIABILITIES	37,992,335	75%	27,065,346	69%
s27	LONG-TERM LIABILITIES	6,343,269	13%	5,252,253	13%
s28	BANK LOANS	2,039,980	4%	2,545,831	7%
s29	STOCK MARKET LOANS	3,298,800	7%	2,706,422	7%
s30	OTHER LOANS	1,004,489	2%	—	0%
s31	DEFERRED LIABILITIES	601,466	1%	577,099	1%
s32	OTHER NOT CURRENT LIABILITIES	893,232	2%	1,144,292	3%

s33	CONSOLIDATED STOCKHOLDERS ´EQUITY	12,463,213	100%	9,182,949	100%

s34	MINORITY INTEREST	—	0%	—	0%
s35	MAJORITY INTEREST	12,463,213	100%	9,182,949	100%
s36	CONTRIBUTED CAPITAL	1,824,088	15%	1,872,996	20%
s79	CAPITAL STOCK	759,170	6%	759,137	8%
s39	PREMIUM ON ISSUANCE OF SHARES	1,064,918	9%	1,113,859	12%
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	0%	—	0%
s41	EARNED CAPITAL	10,639,125	85%	7,309,953	80%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	16,627,039	133%	12,992,880	141%
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,290,860)	-42%	(5,253,842)	-57%
s80	SHARED REPURCHASED	(697,054)	-6%	(429,085)	-5%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	29,350,965	100%	21,139,438	100%
s46	CASH	4,434,855	15%	2,229,128	11%
s47	SHORT-TERM INVESTMENTS	24,916,110	85%	18,910,310	89%

s07	OTHER CURRENT ASSETS	1,362,024	100%	1,054,180	100%
s81	DERIVATE FINANCIAL INSTRUMENTS	123,556	9%	(31,204)	-3%
s82	DISCONTINUED OPERATIONS	—	0%	—	0%
s83	OTHERS	1,238,468	91%	1,085,384	103%

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	919,889	100%	868,788	100%
s48	DEFERRED EXPENSES (NET)	114,649	12%	63,548	7%
s49	GOODWILL	805,240	88%	805,240	93%
s51	OTHER	—	0%	—	0%

s19	OTHER ASSETS	—	#DIV/0!	—	#DIV/0!
s84	INTANGIBLE ASSET FORM LABOR OBLIGATIONS	—	#DIV/0!	—	#DIV/0!
s85	DERIVATE FINANCIAL INSTRUMENTS	—	#DIV/0!	—	#DIV/0!
s50	DEFERRED TAXES	—	#DIV/0!	—	#DIV/0!
s86	DISCONTINUED OPERATIONS	—	#DIV/0!	—	#DIV/0!
s87	OTHERS	—	#DIV/0!	—	#DIV/0!

s21	CURRENT LIABILITIES	42,726,948	100%	31,970,659	100%
s52	FOREIGN CURRENCY LIABILITIES	1,181,595	3%	288,375	1%
s53	MEXICAN PESOS LIABILITIES	41,545,353	97%	31,682,284	99%

s26	OTHER CURRENT LIABILITIES	37,992,335	100%	27,065,346	100%
s88	DERIVATE FINANCIAL INSTRUMENTS	—	0%	—	0%
s89	INTERES LIABILITIES	1,481	0%	—	0%
s68	PROVISIONS	709,475	2%	822,115	3%
s90	DISCONTINUED OPERATIONS	—	0%	—	0%
s58	OTHER CURRENT LIABILITIES	37,281,379	98%	26,243,231	97%

s27	LONG-TERM LIABILITIES	6,343,269	100%	5,252,253	100%
s59	FOREIGN CURRENCY LIABILITIES	989,100	16%	—	0%
s60	MEXICAN PESOS LIABILITIES	5,354,169	84%	5,252,253	100%

s31	DEFERRED LIABILITIES	601,466	100%	577,099	100%
s65	NEGATIVE GOODWILL	—	0%	—	0%
s67	OTHER	601,466	100%	577,099	0%

s32	OTHER NOT CURRENT LIABILITIES	893,232	100%	1,144,292	100%
s66	DEFERRED TAXES	604,677	68%	940,337	82%
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	167,094	19%	111,133	10%
s92	DISCONTINUED OPERATIONS	—	0%	—	0%
s69	OTHER LIABILITIES	121,461	14%	92,822	8%

s79	CAPITAL STOCK	759,170	100%	759,137	100%
s37	CAPITAL STOCK ( NOMINAL)	544,630	72%	545,630	72%
s38	RESTATEMENT OF CAPITAL STOCK	214,540	28%	213,507	28%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	16,627,039	100%	12,992,880	100%
s93	LEGAL RESERVE	118,582	1%	118,582	1%
s43	RESERVE FOR REPURCHASE OF SHARES	904,637	5%	904,637	7%
s94	OTHER RESERVES	—	0%	—	0%
s95	RETAINED EARNINGS	12,936,987	78%	10,200,266	79%
s45	NET INCOME FOR THE YEAR	2,666,833	16%	1,769,395	14%

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,290,860)	100%	(5,253,842)	100%
s70	ACCUMULATED MONETARY RESULT	—	0%	—	0%
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(5,418,162)	102%	(5,419,972)	103%

s96	CUMULATIVE RESULT FROM FOREING CURRENCY TRANSLATION	131,351	-2%	121,111	-2%

s97	CUMULATIVE RESULT FROM DERIVATE FINANCIAL INSTRUMENTS	(4,049)	0%	45,019	-1%

s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	—	0%	—	0%
s99	LABOR OBLIGATION ADJUSTMENT	—	0%	—	0%

s100	OTHER	—	0%	—	0%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
S	CONCEPTS	Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	35,046,948	25,102,467
s63	OTHER LOANS WITH COST	—	—
s72	WORKING CAPITAL	12,493,520	8,744,044
s73	PENSION AND SENIORITY PREMIUMS	167,094	111,133
s74	EXECUTIVES (*)	249	205
s75	EMPLOYEES (*)	38,173	33,576
s76	WORKERS (*)	—	—
s77	OUTSTANDING SHARES (*)	237,872,167	240,439,667
s78	REPURCHASED SHARES (*)	7,681,800	5,100,100
s101	RESTRICTED CASH	4,652,626	3,074,205
s102	NOT DEBT OF NON CONSOLIDATED COMPANIES	—	—

(*)	THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO SEPTEMBER 30, 2006 AND 2005
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
R	CONCEPTS	Amount	%	Amount	%
r01	NET SALES	25,544,371	100%	23,460,729	100%
r02	COST OF GOODS SOLD	13,248,494	52%	12,547,797	53%
r03	GROSS PROFIT	12,295,877	48%	10,912,932	47%
r04	OPERATING EXPENSES	9,490,522	37%	8,270,262	35%
r05	OPERATING INCOME	2,805,355	11%	2,642,670	11%
r06	COMPREHENSIVE FINANCING RESULT	(374,147)	-1%	744,431	3%
r07	INCOME AFTER COMPREHENSIVE FINANCING RESULT	3,179,502	12%	1,898,239	8%
r08	OTHER EXPENSE AND INCOME (NET)	—	0%	—	0%
r44	SPECIAL ITEMS	—	0%	—	0%
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	3,179,502	12%	1,898,239	8%
r10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	891,227	3%	457,913	2%
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	2,288,275	9%	1,440,326	6%
r12	EQUITY NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	378,558	1%	329,069	1%
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,666,833	10%	1,769,395	8%
r14	INCOME FORM DISCONTINUED OPERATIONS	—	0%	—	0%

r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,666,833	10%	1,769,395	8%
r16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)	—	0%	—	0%
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET	—	0%	—	0%
r18	NET CONSOLIDATED INCOME	2,666,833	10%	1,769,395	8%
r19	NET INCOME OF MINORITY INTEREST	—	0%	—	0%
r20	NET INCOME OF MAJORITY INTEREST	2,666,833	10%	1,769,395	8%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
R	CONCEPTS	Amount	%	Amount	%
r01	NET SALES	25,544,371	100%	23,460,729	100%
r21	DOMESTIC	22,958,935	90%	21,375,261	91%
r22	FOREIGN	2,585,436	10%	2,085,468	9%
r23	TRANSLATED INTO DOLLARS (***)	235,253	1%	193,457	1%

r06	INTEGRAL FINANCING COST	(374,147)	100%	744,431	100%
r24	INTEREST EXPENSE	607,362	-162%	573,964	77%
r42	GAIN (LOSS) ON RESTAMENT FOR UDI’S	—	0%	—	0%
r45	OTHER FINANCE COSTS	—	0%	363,966	49%
r26	INTEREST INCOME	630,215	-168%	268,079	36%
r46	OTHER FINANCIAL PRODUCTS	241,727	-65%	—	0%
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(70,842)	19%	130,144	17%
r28	RESULT FORM MONETARY POSITION	(38,725)	10%	(55,564)	-7%

r10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	891,227	100%	457,913	100%

r32	INCOME TAX	1,145,050	128%	470,047	103%
r33	DEFERRED INCOME TAX	(253,823)	-28%	(12,134)	-3%
r34	EMPLOYESS’ PROFIT SHARING EXPENSES	—	0%	—	0%
r35	DEFERRED EMPLOYESS’ STATUTORY PROFIT SHARING	—	0%	—	0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
OTHER CONCEPTS
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
R	CONCEPTS	Amount	Amount
r36	TOTAL SALES	25,544,371	23,460,729
r37	TAX RESULT FOR THE YEAR	3,948,448	1,566,823
r38	NET SALES (**)	34,678,150	31,955,237
r39	OPERATING INCOME (**)	4,082,974	3,580,256
r40	INCOME OF MAJORITY STOCKHOLDERS (**)	3,947,224	2,254,430
r41	NET CONSOLIDATED INCOME (**)	3,947,224	2,255,476
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPARIMENT LOSSES	1,040,332	1,028,006

(***)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM JULY 1st TO SEPTEMBER 30, 2006 AND 2005
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
RT	CONCEPTS	Amount	%	Amount	%
r01	NET SALES	8,643,183	100%	7,881,181	100%
r02	COST OF SALES	4,393,566	51%	4,021,938	51%
r03	GROSS PROFIT	4,249,617	49%	3,859,243	49%
r04	OPERATING EXPENSES	3,201,129	37%	2,851,056	36%
r05	OPERATING INCOME	1,048,488	12%	1,008,187	13%
r06	INTEGRAL FINANCING COST	179,848	2%	(7,266)	0%
r07	INCOME AFTER INTEGRAL FINANCING COST	868,640	10%	1,015,453	13%
r08	OTHER EXPENSE AND INCOME ( NET )	—	0%	—	0%
r44	SPECIAL ITEMS	—	0%	—	0%
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	868,640	10%	1,015,453	13%
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	233,851	3%	186,864	2%
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	634,789	7%	828,589	11%
r12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	216,291	3%	26,515	0%
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	851,080	10%	855,104	11%
r14	INCOME FROM DISCONTINUED OPERATIONS				0%
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	851,080	10%	855,104	11%
r16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)	—	0%	—	0%
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET	—	0%	—	0%

r18	NET CONSOLIDATED INCOME	851,080	10%	855,104	11%
r19	NET INCOME OF MINORITY INTEREST	—	0%	—	0%
r20	NET INCOME OF MAJORITY INTEREST	851,080	10%	855,104	11%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
RT	CONCEPTS	Amount	%	Amount	%
r01	NET SALES	8,643,183	100%	7,881,181	100%
r21	DOMESTIC	7,677,450	89%	7,124,342	90%
r22	FOREIGN	965,733	11%	756,839	10%
r23	TRASLATED INTO DOLLARS (***)	91,790	1%	70,093	1%

r06	INTEGRAL FINANCING COST	179,848	100%	(7,266)	100%
r24	INTEREST EXPENSE	204,426	114%	216,490	-2979%
r42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	—	0%	—	0%
r45	OTHER FINANCE COSTS	—	0%	16,756	-231%
r26	INTEREST INCOME	137,805	77%	209,150	-2878%
r46	OTHER FINANCIAL PRODUCTS	6,222	3%	—	0%
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	106,540	59%	(4,864)	67%
r28	RESULT FROM MONETARY POSITION	12,909	7%	(26,498)	365%

r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	233,851	100%	186,864	100%
r32	INCOME TAX	300,452	128%	182,645	98%
r33	DEFERRED INCOME TAX	(66,601)	-28%	4,219	2%
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	—	0%	—	0%
r35	DEFERRED EMPLOYESS’ PROFIT SHARING	—	0%	—	0%

r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPARIMENT LOSSES	346,983		365,733

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO SEPTEMBER 30, 2006 AND 2005
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
C	CONCEPTS	Amount	Amount
c01	CONSOLIDATED NET INCOME	2,666,833	1,769,395
c02	+ ( – ) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RE- SOURCES	2,706,776	1,604,783
c03	RESOURCES FROM NET INCOME FOR THE YEAR	5,373,609	3,374,178
c04	RESOURCES PROVIDED OR USED IN OPERATION	3,109,290	4,467,021
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	8,482,899	7,841,199
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,534,471	237,779
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(314,230)	(289,736)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,220,241	(51,957)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(719,223)	(811,000)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	8,983,917	6,978,242

c11	CASH AND SHOR-TERM INVESTMENTS AT THE BEGINING OF PERIOD	20,367,048	14,161,196

c12	CASH AND SHOR-TERM INVESTMENTS AT THE END OF PERIOD	29,350,965	21,139,438

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of September 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
C	CONCEPTS	Amount	Amount
c02	+ (- ) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RE- SOURCES	2,706,776	1,604,783
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,040,332	1,028,006
c41	+( – ) OTHER ITEMS	1,666,444	576,777

c04	RESOURCES PROVIDED OR USED IN OPERATION	3,109,290	4,467,021
c18	+ (- ) (INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(4,909,516)	(3,567,924)
c19	+ (- ) (INCREASE) DECREASE IN INVENTORIES	1,215,338	946,533
c20	+ (- ) (INCREASE) DECREASE IN OTHER ACCOUNTS RECEIVABLES	(658,680)	754,901
c21	+ (- ) INCREASE (DECREASE) IN SUPPLIERS	(451,942)	(911,259)
c22	+ (- ) INCREASE (DECREASE) IN OTHER LIABILITIES	7,914,090	7,244,770

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,534,471	237,779
c23	+ BANK FINANCING	165,159	654,390
c24	+ STOCK MARKET FINANCING	(250,360)	(76,060)
c25	+ DIVIDEND RECEIVED	—	—
c26	+ OTHER FINANCING	1,619,672	(340,551)
c27	(- ) BANK FINANCING AMORTIZATION	—	—
c28	(- ) STOCK MARKET FINANCING AMORTIZATION	—	—
c29	(- ) OTHER FINANCING AMORTIZATION	—	—
c42	+ (- ) OTHER ITEMS	—	—

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(314,230)	(289,736)
c30	INCREASE (DECREASE) IN CAPITAL STOCK	33	(11,535)
c31	(- ) DIVIDENDS PAID	(314,263)	(278,201)
c32	´+ PREMIUM ON ISSUANCE OF SHARES	—	—
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	—
c43	OTHER ITEMS	—	—

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(719,223)	(811,000)

c34	+ (- ) (INCREASE) DECREASE IN PERMANENT INVESTMENTS	(56,837)	(86,295)
c35	+ ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(662,386)	(724,705)
c36	(- ) INCREASE IN CONSTRUCTION IN PROGRESS	—	—
c37	SALE OF OTHER PERMANENT INVESTMENTS	—	—
c38	SALE OF TANGIBLE FIXED ASSETS	—	—
c39	OTHER ITEMS	—	—

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
RATIOS
CONSOLIDATED

REF
P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
	YIELD
p01	NET INCOME TO NET SALES	10.44%		7.54%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	31.67%		24.55%
p03	NET INCOME TO TOTAL ASSETS (**)	6.26%		4.68%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	10.30%		14.05%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.45%		3.14%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.55	times	0.66	times
p07	NET SALES TO FIXED ASSETS (**)	6.40	times	5.97	times
p08	INVENTORIES TURNOVER (**)	4.16	times	4.86	times
p09	ACCOUNTS RECEIVALBE IN DAYS OF SALES	172.76	days	144.59	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.47%		8.14%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	80.22%		80.91%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	4.05	times	4.24	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.29%		0.74%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	117.10%		98.13%
p15	OPERATING INCOME TO INTEREST PAID	4.61	times	4.60	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.68	times	0.82	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.29	times	1.27	times
p18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.21	times	1.18	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.09	times	1.04	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	68.69%		66.12%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES	21.03%		14.38%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	12.17%		19.04%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	13.96	times	13.66	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	125.75%		(457.64)%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(25.75)%		557.64%
p26	ADQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	92.09%		89.35%

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
PER SHARE DATA
CONSOLIDATED INFORMATION

REF
D	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
d01	BASIC PROFIT PER ORDINARY SHARE (**)	16.69		9.41
d02	BASIC PROFIT PER PREFERRED SHARE (**)	—		—
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	—		—
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	16.69		6.21
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	—		—
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	—		3.20
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	—		—
d08	CARRYNG VALUE PER SHARE	52.39		38.19
d09	CASH DIVIDEND ACCUMULATED PER SHARE	1.33		1.16
d10	DIVIDEND IN SHARES PER SHARE	—	shares	—	shares
d11	MARKET PRICE TO CARRY VALUE	2.02	times	2.12	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	6.34	times	8.60	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	—	times	—	times

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
ANNEX 1
NOTE 1. COMPANY ACTIVITY
Grupo Elektra, S. A. de C. V. (Grupo Elektra) and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 925 stores in Mexico and 94 in El Salvador, Guatemala, Peru and Honduras (LAM). The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Elektricity.
Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.
In April 2002 Grupo Elektra received authorization from Mexico’s Treasury Ministry to operate a Retirement Savings Fund Administrator named named Afore Azteca, S. A. de C. V. (AAZ). The fund began operations in July 2003.
Grupo Elektra received authorization from the Treasury Ministry to incorporate Banco Azteca, SA de C.V., Multiple Banking Institution (BAZ), which began operations in the last quarter of 2002. As of December 31, 2004, it had established branches in 939 Elektra and Salinas y Rocha stores, and as of the close of December 2005 in approximately 482 other branches in third-party channels.
On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. and changed its business name to Seguros Azteca, S.A. de C.V. (SAZ). This company offers life, accident and medical insurance to company customers. The purchase did not include any customer portfolio or liabilities. Seguros Azteca began operations February 12, 2004.
On November 24, 2004, Grupo Elektra received authorization from the Panama Bank Superintendent, through resolution number SB-224-2004. It began operations on March 1, 2005. As of December 31, 2005 it had six branches in Panama.
Grupo Elektra incorporated Azteca Daños, S. A. on January 11, 2005. As of December 31, 2005 it had not obtained authorization by the Treasury Ministry to begin operations.
On November 11, 2004, Grupo Elektra requested registration of its shares on the LATIBEX market in Spain and began quoting its shares on November 16, 2004 under the code XEKT. LATIBEX is the only international market dedicated to Latin American capital in Euros and is regulated by Spain’s stock market laws. This market represents the ideal way to efficiently attract European investment in Latin American companies as well as to permit investors from that region to acquire and sell principal Latin American companies through the only market that operates a contracting and sales system in one currency, the Euro.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
ANNEX 1
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of Banco Azteca, Banco Azteca Panama, Afore Azteca and Seguros Azteca included in the consolidated financial statements were originally prepared in accordance with accounting criteria established by regulatory commissions and have been adjusted in those cases where they differ from Mexican Generally Accepted Accounting Principles for the preparation of these consolidated financial statements.
Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:
a. Recognition of the effects of inflation
The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of September 30, 2006, in accordance with the following policies.
- Inventory and cost of sales are restated by using the replacement cost method.
-Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
-The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of the last year.
-The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the deficit in the restatement of capital.
- The INPC used to recognize the effects of inflation on the financial statements was 119.170 and 114.484 as of September 30, 2006 and
and 2005, respectively.
b. Bases of consolidation
The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.
c. Investments in securities
The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.
According to Mexican GAAP, marketable securities and other contracts that give rise to a financial asset or liability must be recognized according to the substance of the contract, using three classifications: a) acquired for business purposes, b) available for sale and c) held to maturity.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
ANNEX 1
Negotiable securities are expressed at their net realization value, taking as a basis a reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of valuation in comprehensive cost of financing.
Instruments available for sale are expressed at their net realization value, taking as a basis reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of the valuation as part of comprehensive profit until the securities are disposed of. On that date gains or losses generated are recognized within the comprehensive cost of financing.
d. Loan portfolio and securitization of portfolio
The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit risks.
- Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:
- Loans with a single payment of principal and interest 30 days or more past due.
- Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.
- Loans with installments on the principal and interest, at 90 days or more in arrears.
- ‘Revolving loans if there are two monthly billing periods, or 60 or more days past due.
- Mortgage loans, when principal and interest payments are 90 days or more past due.
e. Allowance for credit risks
The methodology that credit institutions must apply in determining the amount of allowance for credit risks is found in Mexico’s Treasury Ministry’s “Rules for Classification of the Credit Portfolio of Credit Institutions” and the methodology established by the Commission for each type of loan currently contained within the provisions.
The estimates are based on studies that analyze and classify the portfolio in accordance with General Provisions Applicable to Methodology for Classification of the Credit Portfolio of Credit Institutions”, established by the Banking and Securities Commission, published in Mexico’s Official Gazette on August 20, 2004 and applicable as of the December 1, 2004, currently contained within the provisions.
These provisions state that for consumer loans, specific percentages are applied based on past due billing periods, depending on if the periods are weekly, biweekly or monthly. The institution uses weekly periods for purposes of establishing portfolio aging levels in accordance with delay in payments. Based on this, it determines the amount of allowances necessary
For housing loans, the Institution also apples specific percentages to classify the portfolio, considering the past due billing periods, probability of breach and or severity of loss associated with the value and nature of the guarantees for these loans.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
ANNEX 1
For purposes of classifying the commercial loan portfolio, information is used from quarters that ended in the months of March, June, September and December. To determine the net value of this loan portfolio, each loan is individually classified in accordance with the methodology used according to their balance.
In addition, for loans with balances greater than 900,000 UDIs as of the date of classification, the credit worthiness of the debtors is evaluated. Additionally, the Company established the policy of creating allowances additional to those determined in accordance with the preceding paragraphs. This policy consists of determining the amount of the allowance for each type of loan in light of the expected amount of the loss in accordance with past behavior. This is based on accumulated experience of affiliated companies, which until the start up of operations of BAZ were responsible for granting loans for acquisition of durable consumer goods as well as the bank’s experience (including statistical calculations).
For purposes of the allowance for loans granted in Latin American countries where the company has operations, it has created the allowances based on expected losses according to past behavior. Calculation of these allowances consists of increasing them for each credit sale by 5%.
f. Inventories.
Inventories are originally valued at cost of acquisition and are restated as mentioned in Note 2-a. Values are as of last purchase, which do not exceed market value.
g. Property, furniture, equipment and investment in stores
Property, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a.
Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years.
The Company conducts a major part of its operations from leased facilities, which include 894 stores, nine distribution centers and the building housing the Company’s headquarters. These facilities are under operating leases that expire at various times over the next eight years. Most of the leases are renewable for periods of three to five years.
Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store’s sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties.
h. Investments in shares
The investment in CASA and Círculo de Crédito, S. A. de C. V. is valued by the equity method. The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a. The equity in the The equity in the results of CASA, Círculo de Crédito and other associated companies, is shown in the statement of results.
In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
ANNEX 1
i. Goodwill
In accordance with the accounting provisions of Bulletin C 15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles, goodwill is subject to impairment tests in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.
As of September 30, 2006 and 2005, the balance of goodwill presented in the balance sheets only corresponds to CASA.
j. Demand and term deposits
BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.
k. Income tax, asset tax and workers’ profit-sharing
The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.
Deferred employees’ statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the repurchase agreement profit basis determined under the Income Tax Law.
l. Labor obligations
Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs in the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies.
As of December 31, 2005, the company created a plan to cover legal indemnity payments which are determined in accordance with actual early studies carried out by independent experts.
Until December 31, 2004, other payments based on seniority which workers have the right to in case of separation or death according to Mexico’s Federal Labor Law are taken to results in the year in which they are payable.
m. Review of the values of long-lived assets
The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
ANNEX 1
The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal,” of Mexican Generally Accepted Accounting Principles, issued in March 2003.
n.Transactions in foreign currencies and translation of foreign operations
Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange-rate differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results.
To consolidate the operations of the subsidiaries in El Salvador, Guatemala, Honduras and Peru, the Company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year.
o.Earnings per share
Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding.
Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra distribution of profits.
p. Operations with derivative financial instruments
Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company share prices are recognized in the statement of income as income or expense, and those corresponding to interest rate coverage instruments are recognized in comprehensive income.
Beginning in 2004, the Company chose early adoption of Bulletin B 10, “Derivative Financial Instruments and Coverage Operations” of Mexican Generally Accepted Accounting Principles.
q. Comprehensive income
Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions.
r. Revenue recognition
The Company recognizes revenue on sales when goods are delivered to customers.
Interest is recognized as income when accrued, applying the straight line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
ANNEX 1
Revenues from money transfer services represent the commissions paid by Western Union to the Company arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.
Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).
Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.
s. Presentation of revenues and costs
In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad debt and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.
( * ) In January 1996, Elektra signed a 10-year exclusive agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$ 14.2 million into an escrow account. These funds were invested by the escrow account in purchasing 2% of the shares of three subsidiaries of Grupo Elektra. Each year of the agreement, the escrow sells a portion of the shares of the subsidiaries equivalent to US$ 14.2 million, which are paid annually to Elektra as consideration for the exclusive services. In January 2006 a new contract was signed for an additional six years and one month.
t .Use of estimates
Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.
u. Reconciliation between net income and EBITDA

	3Q06	3Q05	2006	2005
Reported net income	851.1	855.1	2,666.8	1,769.4

Add (substract) the following items:
Minority interest	—	0.7	—	0.7
Extraordinary item	—	—	—	—
Equity in (income) loss of affiliated companies	(216.3)	(27.3)	(378.6)	(329.8)
Tax provision	233.9	186.9	891.2	457.9
Comprehensive financing cost	179.8	(7.3)	(374.1)	744.4
Depreciation and amortization	347.0	365.7	1,040.3	1,028.0

	544.4	518.8	1,178.9	1,901.3

EBITDA	1,395.5	1,373.9	3,845.7	3,670.7

	—	—	—	—

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ANNEX 2
GRUPO ELEKTRA ANNOUNCES TOTAL REVENUE GROWTH OF 10%, TO RECORD HIGH OF Ps.8,643 MILLION
–Gross Profit Rises 10% to Ps.4,250 Million–
–Banco Azteca’s Deposits Grow 38% to Ps.34,611 Million, and Gross Credit Portfolio* Increases 29%, to Ps.19,236 Million–
Mexico City, October 26, 2006–Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the third quarter of 2006.
“Lines of products and services that are closely linked to our target market needs, and financing strategies that expand our clients’ purchasing power, together with the strength of domestic consumption, resulted in outstanding revenue and consolidated gross profit,” said Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “The top line increase during the quarter, and the company’s dynamic performance throughout the year, is in line with our growth expectations for 2006.”
“Innovative savings and credit products, a superior customer service, and an extensive distribution network of Banco Azteca, together with domestic financial stability, allowed us to continue delivering solid performance in loans and deposits,” added Carlos Septién Michel, Chief Executive Officer of Banco Azteca. “Generation of loan loss reserves with more conservative criteria than the rest of the industry, and expenses oriented to further enhance our market positioning, affected profitability; however, the expected performance for the full year is encouraging for the most relevant results indicators, as well as for the Bank’s balance sheet.”
Financial Highlights:
Millions of pesos of constant purchasing power as of September 30, 2006.

			Change				Change
	3Q05	3Q06	$	%	9M05	9M06	$	%
Consolidated Revenue	7,881	8,643	762	10%	23,461	25,544	2,084	9%
Gross Profit	3,859	4,250	390	10%	10,913	12,296	1,383	13%
EBITDA	1,374	1,395	22	2%	3,671	3,846	175	5%
Net Income	855	851	(4)	(0%)	1,769	2,667	897	51%
EPS (Pesos per Share) (1)	3.57	3.61	0.04	1%	7.38	11.31	3.93	53%

(1) Calculation based on 239,793,000 Elektra* weighted average at September 30, 2005 and 236,573,000 Elektra* weighted average outstanding at September 30, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ANNEX 2

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ANNEX 2
FINANCIAL DIVISION
Banco Azteca Mexico and Panama
During the third quarter, revenue of Banco Azteca was Ps.3,422 million 20% higher than Ps.2,857 million of the prior year. The increase results from the solid rise on the main credit lines of the Bank: consumer loans, credit cards and personal loans
The Bank’s financial cost was Ps.1,163 million at the close of the third quarter, compared with Ps.849 million last year. The cost includes the creation of loan loss reserves, created in accordance with the methodology of weekly grading of the portfolio, as determined by the National Banking and Securities Commission (CNBV), which is stricter than the one used by the rest of the industry, based on a monthly grading.
Loan collection indicators maintain the same outstanding level since the Bank’s creation four years ago; however, Banco Azteca considers that the higher reserve level requested by the autorithy contributes to maintain a solid balance sheet in the long run.
As of September 30, 2006, the estimated capitalization index of Banco Azteca was 11.1%, the same level when compared with the index reported at the end of the same period of the prior year Banco Azteca’s capitalization index favorably compares with the 8% minimum required by Mexican authorities.
Gross Credit Portfolio
The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.19,236 million, 29% higher than the Ps.14,878 million reported at the end of 3Q05. The average term of the credit portfolio (consumer loans, personal loans and credit cards) at the end of 3Q06 was 60 weeks, compared with 58 weeks of the previous year. At the end of 3Q06, the Bank had a total of 6.2 million active accounts registered a 48% increase compared with 4.2 million at the end of the same period a year ago.
During the quarter, Banco Azteca sold Ps.343 million of fully reserved past-due loans to an independent buyer. The transaction was approved by Banco Azteca’s Board of Directors, and authorized by the CNBV. The selling price of the loan portfolio was established according to market conditions.
Saving Accounts and Term Deposits
Net deposits were Ps.34,611 million at the end of 3Q06, 38% up from the Ps.25,102 million of the previous year. The total number of active accounts was 6.6 million, compared with 4.7 million a year ago.
Afore Azteca
As of September 30, 2006, Siefore Azteca reported Ps.15,226 million in customers’ assets under management, 166% higher than the Ps.5,716 million reported in the prior year.
Seguros Azteca
Seguros Azteca’s reported a 46% increase in the number of policies issued, to 1.4 million, from one million in 3Q05.
Commercial Division
Revenue of the commercial division in the quarter was Ps.4,642 million, compared with the Ps.4,621 million in 3Q05. Gross profit was Ps.1,555 million, compared with the Ps.1,585 million reported a year ago.
Total Debt and Net Debt
As of September 30, 2006, the commercial division’s total debt with cost was Ps.5,324 million, compared with Ps.3,754 million reported a year ago, primarily resulting from the issuance of Ps.1,250 million of long term Securities Certificates (CEBURES) in the second quarter
Despite this increase, the net debt of the commercial division had a negative balance of Ps.3,491 million, compared with a negative balance of Ps.1,600 million as of September 30, 2005.
Consolidated Financial Results
Consolidated Revenue
Total consolidated revenue was Ps.8,643 million in 3Q06, 10% higher than Ps.7,881 million in the same period a year ago.
Operating Expense
During the quarter, operating expense was Ps.3,201 million, 12% up compared with Ps.2,851 million in the same period a year ago. The increase was primarily due to a 27% rise in the employee’s headcount at the financial division, to 23,610 at the end of the quarter, from 18,600 a year ago. The majority of the new employees are focused on the optimal positioning of new financial products, mainly credit cards, car loans and mortgages. Also contributing to the expense increase were the company’s strategies oriented to strengthen the positioning of its financial services in Mexico, and in Central and South American countries in which Grupo Elektra operates.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ANNEX 2
EBITDA
Consolidated EBITDA was Ps.1,395 million, a 2% increase compared with Ps.1,374 million in 3Q05, despite the 12% increase in consolidated expenses. The EBITDA margin was 16%, from 17% a year ago.
EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of September 30, 2006.

			Change				Change
	3Q05	3Q06	$	%	9M05	9M06	$	%
EBITDA	1,374	1,395	22	2%	3,671	3,846	175	5%
Operating Profit	1,008	1,048	40	4%	2,643	2,805	163	6%
Operating Profit
During the third quarter, operating profit increased 4%, as a result of the combination of the 10% increase in total revenue, the 9% growth in total costs and the 12% rise in total expenses.
Comprehensive Cost of Financing (CIF)
The Comprehensive Cost of Financing was Ps.180 million in the quarter, compared with a Ps.7 million gain a year ago.
This quarter’s cost was primarily driven by a foreign exchange loss of Ps.107 million, as a result of the company’s net asset monetary position and a revaluation of the exchange rate during the period. In addition, interest gains were Ps.138 million, compared with Ps.209 million a year ago, as a result of a lower yield in the company’s investments.
Provision for taxes
Provision for taxes was Ps.234 million in the quarter, compared with Ps.187 million in the previous year, in line with the income tax rate applicable to the positive results of the company.
Net Income
The increase in EBITDA was partially offset by the Comprehensive Cost of Financing this quarter and by a higher tax provision, which were fundamental in generating net income of Ps.851 million in 3Q06, compared with Ps.855 million in the same quarter a year ago
Capex
As of September 30, 2006, capital expenditures were Ps.662 million, mainly resulting from Banco Azteca’s branch expansion in Mexico, and the company’s growth in Latin America.
Cash and Cash Equivalents
As of September 30, 2006, total cash and cash equivalents were Ps.29,351 million, 39% higher than the Ps.21,139 million at the close of 3Q05. The increase resulted from a 30% growth to Ps.20,536 million in the cash balance of the financial division—in line with the rise in customer deposits—as well as a 65% rise in the cash balance of the commercial division, to Ps.8,815 million. The company considers that a higher cash position in the commercial division brings enough flexibility to face the growth opportunities that could arise.
Consolidated Gross Loan Portfolio
Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of September 30, 2006, was Ps.20,504 million, 31% higher than Ps.15,620 million as of September 30, 2005.
Consolidated Equity
Consolidated equity as of September 30, 2006, was Ps.12,463 million, 36% higher than the Ps.9,183 million of the previous year.
Expansion in Latin America
During the month of October, Grupo Elektra obtained an authorization from the local Junta Monetaria to operate Banco Azteca in Guatemala. This represents the second license granted to Grupo Elektra to operate a bank in Central America –in addition to Panama– and will complement the growing operations of the commercial division in Guatemala.
The license is an important step in the solid growth strategy of Grupo Elektra.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ANNEX 2
Company Profile
Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through over 1,500 Banco Azteca branches located within its stores, as a stand-alone, and in other channels. Grupo Elektra is a Grupo Salinas’s company, for more information: www.gruposalinas.com
Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.
Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
ANALYSIS OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

					TOTAL AMOUNT
	NAME OF THE	MAIN	NUMBER	% OF	Acquisition	Current
	COMPANY	ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value

ASSOCIATES
1	COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.85	260,538	1,253,540
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	57,690
3	OTRAS ASOCIADAS		—	—	156,933	159,709

TOTAL INVESTMENT IN ASSOCIATES					424,994	1,470,939

OTHER PERMANENT INVESTMENTS					—	—

TOTAL					424,994	1,470,939

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Amortization of Credits Denominated in Pesos ( Thousands of $ )						Amortization of credits in foreign crrency (Thousands of $)
Credit Type /	Amortization	Interest	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Year	Year	Year	Year	Year	Year	Year	1 year	2 years	3 years	4 years	5 years

BANKS

COMMERCIAL BANKS
BBVA BANCO CONTINENTAL DELP	8/28/2007	6.40								88,151
OTHER
BANCO DE MEXICO (FIRA)	5/30/2009	7.58				2,039,980

TOTAL BANKS			—	—	—	2,039,980	—	—	—	88,151	—	—	—	—

STOCK MARKET

LISTED STOCK EXCHANGE UNSECURED
STOCK MARKET CERTIFICATES / NACIONAL FINANCIERA, S.N.C.	3/9/2012	10.21		291,200	325,000	361,400	405,600	956,800
STOCK MARKET CERTIFICATES / NACIONAL FINANCIERA, S.N.C.	3/1/2019	10.43						1,250,000
ACCRUED INTEREST	10/27/2006	10.21	664
ACCRUED INTEREST	10/27/2006	10.43	362

TOTAL			1,026	291,200	325,000	361,400	405,600	2,206,800	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Amortization of Credits Denominated in Pesos ( Thousands of $ )						Amortization of credits in foreign crrency (Thousands of $)
Credit Type /		Interest	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Year	Year	Year	Year	Year	Year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING			546,239
ELECTRONIC SUPPLIERS			1,223,665
HOUSEHOLD APPLIANCE SUPPLIERS			1,040,903
TELEPHONE SUPPLIERS			456,473
OTHER SUPPLIERS			763,051
OTHER LATIN AMERICA SUPPLIERS									183,604

TOTAL SUPPLIERS			4,030,331	—	—	—	—	—	183,604	—	—	—	—	—

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 3	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Amortization of Credits Denominated in Pesos ( Thousands of $ )						Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Year	Year	Year	Year	Year	Year	Year	1 year	2 years	3 years	4 years	5 years

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER				36,373,019	15,389
OTHER									93,812	814,548	439,600	549,500

TOTAL				36,373,019	15,389	—	—	—	93,812	814,548	439,600	549,500	—	—

			4,031,357	36,664,219	340,389	2,401,380	405,600	2,206,800	277,416	902,699	439,600	549,500	—	—
NOTES:
THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS	10.99
LEMPIRAS	19.03
QUETZALES	7.62
SOLES	3.25
BOLIVAR	1.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN CURRENCY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS
MONETARY ASSETS	422,185	4,639,817	134,454	1,477,646	6,117,463

LIABILITIES POSITION	141,011	1,549,707	56,505	620,988	2,170,695

SHORT-TERM LIABILITIES	51,011	560,607	56,505	620,988	1,181,595

LONG-TERM LIABILITIES	90,000	989,100	—	—	989,100

NET BALANCE	281,174	3,090,110	77,949	856,658	3,946,768

NOTES:
THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS	10.99
LEMPIRAS	19.03
QUETZALES	7.62
SOLES	3.25
BOLIVAR	1.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)
JANUARY	5,522,219	10,829,424	(5,307,205)	0.59	(31,122)

FEBRUARY	7,630,364	11,693,927	(4,063,563)	0.15	(6,218)

MARCH	8,043,067	10,963,104	(2,920,037)	0.13	(3,664)

APRIL	8,142,110	9,157,244	(1,015,134)	0.15	(1,488)

MAY	9,020,176	9,822,054	(801,878)	(0.45)	3,570

JUNE	9,326,586	10,266,215	(939,630)	0.09	(811)

JULY	10,048,898	11,089,946	1,041,048	0.27	(2,855)

AUGUST	10,627,934	10,473,705	(154,229)	0.51	787

SEPTEMBER	10,544,740	10,165,850	(378,890)	1.01	3,825

OCTOBER	—	—	—	—	—

NOVEMBER	—	—	—	—	—

DECEMBER	—	—	—	—	—

RESTATEMENT			—		(749)

CAPITALIZATION			—		—

FOREIGN CORP.			—		—

OTHER			—		—

TOTAL					(38,725)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

DEBT INSTRUMENTS
ANNEX 8
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE
ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

MAIN RAW MATERIALS
ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

SALES DISTRIBUTION BY PRODUCT
SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
DOMESTIC SALES
COMMERCIAL DIVISION				12,359,507
FINANCIAL DIVISION				10,599,428
FOREIGN SALES
COMMERCIAL DIVISION				1,923,684
FINANCIAL DIVISION				661,752

TOTAL				25,544,371

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
FOREING SUBSIDIARIES
COMMERCIAL DIVISION				1,923,684
FINANCIAL DIVISION				661,752

TOTAL				2,585,436

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

ANALYSIS OF PAID CAPITAL STOCK

			NUMBER OF SHARES				CAPITAL STOCK
	NOMINAL	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.28960	—	237,872,167		78,222,947	159,649,220	544,630

TOTAL			237,872,167	—	78,222,947	159,649,220	544,630	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :      237,872,167

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

PROJECTS, AMOUNT EXERCISED AND PROGRESS PERCENTAGE
ANNEX 13
     NOT APPLICABLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)
ANNEX 14
     NOT APPLICABLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 3 Year: 2006

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION
We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
MEXICO CITY AT OCTOBER 26 , 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: October 31, 2006